UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes    ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following document of the Registrant is submitted herewith:

99.1	Press release dated August 7, 2008

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: August 8, 2008		Senior Vice President and Chief Financial Officer

3

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press release dated August 7, 2008

4

EXHIBIT 99.1

Company Contact:
Michael Rabinovitch
SVP & Chief Financial Officer
(954) 590-9000

Investor Contact:
Integrated Corporate Relations
Allison Malkin
(203) 682-8225

BIRKS & MAYORS REPORTS FIRST QUARTER FISCAL 2009 RESULTS

Montreal, Quebec. August 7, 2008- Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (AMEX:BMJ), which operates 70 luxury jewelry stores across Canada, Florida and Georgia, reported results for the thirteen weeks ended June 28, 2008.

For the 13 Weeks Ended June 28, 2008 (“Fiscal 2009”) compared to the 13 Weeks Ended June 30, 2007 (“Fiscal 2008”):

•	Net sales increased by 6.4% to $72.4 million from $68.1 million in the first quarter of Fiscal 2008;

•	Comparable store sales decreased by 5%, following a 4% comparable store sales increase in the prior year’s first quarter; and

•	Net loss was $1.9 million, or $(0.17) per share, as compared to a net loss of $2.0 million, or $(0.18) per share during the first quarter of Fiscal 2008.

Tom Andruskevich, President and Chief Executive Officer of Birks & Mayors, commented: “As we anticipated, the economic challenges we experienced in Fiscal 2008 continued through the first quarter of Fiscal 2009. In Canada, the pricing strategy implemented in November of last year combined with our ability to increase the sale of higher price point offerings enabled us to generate a modest increase in comparable store sales in our Canadian market despite continued declines in store traffic. However, our Mayors stores, which have been affected by the extremely soft consumer spending environment in Florida, generated disappointing comparable store sales. We are nevertheless satisfied to be delivering improved bottom line results and higher net sales for the period driven by our intense focus on disciplined expense control and inventory management, while realizing the benefit of the Brinkhaus acquisition and the opening of two new stores since the same time last year. “

First Quarter Fiscal 2009 Results

For the first quarter of Fiscal 2009, net sales increased by 6.4% to $72.4 million, as compared to $68.1 million for the first quarter of Fiscal 2008. Contributing to first quarter Fiscal 2009 net sales were $5.1 million in sales from the two acquired Brinkhaus stores and two new Mayors stores and $3.0 million of higher reported sales due to the translation of the Canadian operations into U.S. Dollars at higher exchange rates due to the appreciation of the Canadian Dollar. Total comparable store sales decreased by 5%, and included a 2% increase in Canada and an 11% decline in the U.S. Comparable store sales results were affected by lower store traffic in both regions, which was offset by a higher average sale in Canada. Comparable store sales are measured on a constant exchange rate basis, which excludes the impact of changes in foreign exchange rates.

Gross profit was $32.9 million, or 45.4% of net sales, as compared to $31.6 million, or 46.5% of net sales in the first quarter of Fiscal 2008. The 110 basis point decline in the gross profit margin was primarily driven by the Company’s decision in November 2007 to reduce the retail prices of certain products sold in Canada to reduce price disparity with the U.S. market.

Selling, general and administrative (“SG&A”) expenses were $31.2 million, or 43.1% of net sales, as compared to $30.1 million, or 44.2% of net sales in the first quarter of Fiscal 2008. The $1.1 million increase in SG&A expenses during the first quarter of Fiscal 2009 was primarily driven by a $1.3 million increase resulting from the impact of foreign exchange rates and a $1.3 million increase related to additional expenses associated with operating the two acquired Brinkhaus stores and the two new Mayors stores opened since the first quarter last year. These increases were partially offset by lower marketing and incentive compensation expenses recorded during the period.

“Although we continue to explore new tactical and strategic programs that are expected to build stronger relationships with existing clients and reach new clients, we expect business conditions to remain difficult,” Mr. Andruskevich continued. “We will be more targeted in our marketing and provide an even greater level of unique and compelling assortments utilizing fewer resources and we will continue to be disciplined in the management of expenses and inventory.”

Fiscal 2009 Guidance

The Company reiterates its guidance for Fiscal 2009 that was issued on June 24, 2008 in connection with the release of its fourth quarter and full year fiscal 2008 results. The Company continues to expect net sales to increase in the low single digit percentage range for the year -while the gross margin rate continues to be projected to increase for the year, albeit very modestly. Capital expenditures are currently projected between $5 and $6 million.

Notwithstanding the Company’s plans, the luxury retail market continues to be very competitive and could negatively impact our results. In addition, factors such as: rising interest rates, the general level of consumer confidence and resulting changes in consumer spending patterns, fluctuations in foreign exchange rates, tourism and mall traffic, the impact of changes in the real estate markets (especially in the state of Florida), the equity markets, commodity prices and severe weather conditions may have an important influence on the realization of the Company’s sales, gross margin and net income plans for fiscal 2009. Actual results could differ materially from our projections.

Conference Call Information

A conference call to discuss the Company’s first quarter Fiscal 2009 results is scheduled for today, August 7, 2008 at 4:45 p.m. Eastern Time. Investors and analysts in the U.S. and Canada interested in participating in the call are invited to dial 1-877-407-9039 approximately ten minutes prior to the start of the call. All other international callers please dial 1-201-689-8470 prior to the presentation. The conference call will also be web-cast live at www.birksandmayors.com. A replay of this call will be available until Midnight Eastern Time on August 14, 2008 and can be accessed by dialing 1-877-660-6853 and entering account number 3055 and conference ID number 291386.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of July 31, 2008, the Company operated 37 stores (Birks Brand) across most major metropolitan markets in Canada and 31 stores (Mayors Brand) across Florida and Georgia, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

This press release contains certain “forward-looking” statements concerning strategies and the industry in which the Company operates, expectations for continued sales growth, improved profitability, increasing cash flow, success of the Company’s merchandising, marketing and retail initiatives, the ability of the Company to manage expenses and assets efficiently, provide brand and product innovation and design and manufacture the sale of higher margin products, continued growth in net income, earnings and improvement in gross margins, and the net sales, gross margins, capital expenditures, and earnings guidance for Fiscal 2009. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet its earnings estimates. These risks and uncertainties include, but are not limited to, rising interest rates, consumer confidence and the resulting changes in consumer spending patterns, the impact of hurricanes on our business in the U.S., tourism and mall traffic, the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets, the impact of fluctuations in foreign exchange rates, increases in commodity prices, the Company’s ability to achieve its growth plans for sales, gross margin and net income, the Company’s ability to keep costs low, the Company’s ability to implement its business strategy, the Company’s ability to maintain relationships with its primary vendors, the Company’s ability to limit its exposure to currency exchange risk and fluctuations in the availability and prices of the Company’s merchandise, the Company’s ability to compete with other jewelers, the success of the Company’s marketing initiatives, the Company’s ability to have a successful customer service program, and the Company’s ability to attract and retain its key personnel. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2008 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands, except per share amounts)

	Thirteen Weeks Ended June 28, 2008	Thirteen Weeks Ended June 30, 2007
Net sales	$72,437	$68,051
Cost of sales	39,559	36,420

Gross profit	32,878	31,631

Selling, general and administrative expenses	31,186	30,079
Depreciation and amortization	1,721	1,600

Total operating expenses	32,907	31,679

Operating loss	(29)	(48)
Interest and other financial costs	2,680	2,394

Loss before income taxes	(2,709)	(2,442)
Income tax benefit	(830)	(423)

Net loss	$(1,879)	$(2,019)

Weighted average shares outstanding:
Basic and diluted	11,315	11,243

Net loss per common share:
Basic and diluted	$(0.17)	$(0.18)

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET – UNAUDITED

(In thousands)

	June 28, 2008	June 30, 2007
ASSETS
Current assets:
Cash and cash equivalents	$4,444	$3,415
Accounts receivable	11,777	10,620
Inventories	185,138	170,530
Deferred income taxes	4,598	1,035
Other current assets	3,948	6,063

Total current assets	209,905	191,663

Property and equipment	39,251	37,119
Goodwill and other intangible assets	13,138	29,036
Deferred income taxes	32,416	7,085
Other assets	695	1,129

Total non-current assets	85,500	74,369

Total assets	$295,405	$266,032

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Bank indebtedness	$122,359	$117,120
Accounts payable	37,948	34,724
Accrued liabilities	11,397	10,625
Current portion of long-term debt	4,232	1,774

Total current liabilities	175,936	164,243

Long-term debt	24,574	17,028
Other long-term liabilities	3,990	3,734

Total long-term liabilities	28,564	20,762

Stockholders’ equity:
Common stock	60,823	60,656
Additional paid-in capital	15,703	15,667
Retained earnings	14,731	4,158
Accumulated other comprehensive (loss) income	(352)	546

Total stockholders’ equity	90,905	81,027

Total liabilities and stockholders’ equity	$295,405	$266,032